

December 3, 2013

<u>Via E-mail</u>
Mr. Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, South Carolina 29072

Re: **First Community Corporation**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed November 15, 2013
            File No. 333-191652

Dear Mr. Crapps:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. We note that Savannah has provided projections of revenue, income, and income per share to FCCO. The staff considers two years of these projections material. Please revise your disclosure to include these projections.

<u>Interests of Directors and Officers of Savannah River, page 9</u>

2. We acknowledge your response to comment 4 of our letter to you dated November 6, 2013. Please add disclosure regarding the interests of officers and directors in severance benefits and any other compensation from Savannah relating to the merger.

Risk Factors, page, page 33
Risks Related to the Merger, page 33

3. We acknowledge your response to comment 12 of our letter to you dated November 6, 2013. Please revise to explain that the risk to shareholders (and the amount that may be subject to tax) depends on the extent to which each shareholder has a gain on the exchange of their stock in Savanah for cash and/or stock in First Community.

Important Federal Income Tax Consequences, page 86

4. Please revise your disclosure in the first sentence to state the discussion constitutes the opinion of Nelson Mullins and Bryan Cave, rather than merely summarizes the tax consequences.

Exhibit 8.1 Tax Opinion

5. We acknowledge your response to comment 24 of our letter to you dated November 6, 2013. As we requested, please direct counsel, Nelson Mullins Riley & Scarborough LLP, to revise its opinion as follows:
   - state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Nelson Mullins (not just that it is accurate); and
   - revise the last paragraph so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

Exhibit 8.2 Tax Opinion

6. We acknowledge your response to comment 25 of our letter to you dated November 6, 2013. As we requested, please direct counsel, Bryan Cave LLP, to revise its opinion to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of Bryan Cave LLP (not just that it is accurate).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or Kate McHale at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney